November 12, 2024

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Babette Cooper and Mark Rakip

Re:	Industrial Logistics Properties Trust
Form 10-K for fiscal year ended December 31, 2023
Filed February 20, 2024
File No. 001-38342

Ladies and Gentlemen:

We respectfully submit this letter in response to the comment from the Staff of the Division of Corporation Finance (the “Staff”), received by letter dated November 8, 2024, relating to the above-mentioned Annual Report on Form 10-K (the “Form 10-K”).

The Staff’s comment with respect to our Form 10-K has been reproduced below in italicized text. Our response thereto is set forth immediately following the reproduced comment.

Form 10-K for fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Funds From Operations Attributable to Common Shareholders..., page 55

1.	We note your disclosure of Per common share data pertaining to FFO attributable to common shareholders and Normalized FFO attributable to common shareholders. In future periodic filings when presenting such per share measures, please present with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with US GAAP, which would appear to be Net (loss) income attributable to common shareholders - diluted. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will revise future filings to present Net (loss) income attributable to common shareholders with equal or greater prominence to FFO and Normalized FFO attributable to common shareholders.

November 12, 2024

We appreciate the Staff’s review of our Form 10-K. If you have any questions or concerns, or require additional information, please call me at (617) 658-0757.

Sincerely,

/s/ Tiffany R. Sy
Tiffany R. Sy
Chief Financial Officer and Treasurer Industrial Logistics Properties Trust

cc:        Sullivan & Worcester LLP